UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

HAGIWARA DENKI HOLDINGS KABUSHIKI KAISHA SATORI DENKI KABUSHIKI KAISHA
(Name of Subject Company) HAGIWARA ELECTRIC HOLDINGS CO., LTD.
SATORI ELECTRIC CO., LTD.
(Translation of Subject Company’s Name into English (if applicable))
Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)
HAGIWARA ELECTRIC HOLDINGS CO., LTD. SATORI ELECTRIC CO., LTD.
(Name of Person(s) Furnishing Form)
Common Stock
(Title of Class of Subject Securities)
N/A
(CUSIP Number of Class of Securities (if applicable))

HAGIWARA ELECTRIC HOLDINGS CO., LTD.

2-2-1 Higashi Sakura

Higashi-ku, Nagoya-shi, Aichi 461-0005

Japan

+81-52-931-3553

Attn: Kyoko Kitagawa

SATORI ELECTRIC CO., LTD.

1-14-10, Shiba

Minato-ku, Tokyo 105-0014

Japan

+81-80-6116-1359

Attn: Remi Shiraki

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
N/A
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit Number
99.1*	Announcement Concerning Execution of Basic Agreement on Business Integration through the Establishment of a Joint Holding Company (Share Transfer) between Hagiwara Electric Holdings Co., Ltd. and SATORI ELECTRIC CO., LTD. (English translation)
99.2**	Announcement Concerning Execution of Business Integration Agreement on Business Integration through the Establishment of a Joint Holding Company (Share Transfer) between Hagiwara Electric Holdings Co., Ltd. and SATORI ELECTRIC CO., LTD. and Preparation of a Share Transfer Plan (English translation)
99.3	Hagiwara Electric Holdings Co., Ltd. Notice of the Extraordinary General Meeting of Shareholders (English translation)
99.4	Hagiwara Electric Holdings Co., Ltd. Extraordinary General Meeting of Shareholders Reference Documents for Extraordinary General Meeting—Supplementary Volume (English translation)
99.5	SATORI ELECTRIC CO., LTD. NOTICE OF AN EXTRAORDINARY SHAREHOLDERS MEETING (English translation)
99.6	SATORI ELECTRIC CO., LTD. Extraordinary General Meeting of Shareholders Reference Documents for Extraordinary General Meeting—Supplementary Volume (English translation)

* Previously furnished to the Commission under cover of Form CB on July 29, 2025.

** Previously furnished to the Commission under cover of Form CB on October 15, 2025.

Item 2.  Informational Legends

The required legend is prominently included in the document(s) referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

HAGIWARA ELECTRIC HOLDINGS CO., LTD. and SATORI ELECTRIC CO., LTD. submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated July 29, 2025.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HAGIWARA ELECTRIC HOLDINGS CO., LTD.

/s/ Masayuki Hasegawa

Name: Masayuki Hasegawa
Title: Managing Executive Officer

Date: November 24, 2025

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SATORI ELECTRIC CO., LTD.

/s/ Hiroyuki Satori

Name: Hiroyuki Satori
Title: Representative Director, President

Date: November 24, 2025